

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 11, 2010

<u>VIA U.S. MAIL</u>

Changli Wang
Chief Executive Officer
Hollysys Automation Technologies Ltd.
10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China 100096

>   **Re: Hollysys Automation Technologies Ltd.**
>   **Form 20-F for the fiscal year ended June 30, 2009**
>   **Filed September 30, 2009**
>   **File No. 001-33602**

Dear Mr. Wang:

   We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant